China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

Via EDGAR

January 11, 2011
Ms. Alexandra M. Ledbetter
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010, USA

Re:	China Petroleum & Chemical Corporation
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on April 30, 2010
File No. 1-15138

Dear Ms. Ledbetter:

We refer to your letter dated December 28, 2010 regarding certain comments on the Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2009 filed with the Commission on April 30, 2010 with the file number 1-15138.  Set forth below are our responses to your comments.  For your convenience, we have also restated your comments below in italics.

1.
We note that you report significant quantities of proved undeveloped reserves and that minimal quantities of your reserves have been converted to proved developed reserves during the most recently completed fiscal year.  Please quantify the portion of your proved undeveloped reserves which have remained undeveloped for five years or more; identify the specific field or project to which these reserves are assigned; and explain the reasons they have remained undeveloped.  Please submit a schedule listing all such fields or projects and the volume of reserves for each such filed or project and in total.  For further guidance, you may refer to Question 131.03 of the Oil and Gas Rules Compliance and Disclosure Interpretations, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

The Company submits that, as of December 31, 2009, the Company’s total volume of proved undeveloped reserves of crude oil which have remained undeveloped for five years or more were approximately 20 million barrels, and they were assigned to certain projects in the Company’s Shengli, Shanghai and Huadong production bureaus. In the disclosure of the Company’s oil and natural gas reserves in the Company’s Form 20-F for the fiscal year ended December 31, 2009, Shanghai and Huadong production bureaus were categorized into “others.”

The table below sets forth, as of December 31, 2009, (i) the specific fields or projects to which these reserves are assigned, (ii) the volume of reserves of such fields or projects, and (iii) primary reasons that the reserves remain undeveloped for five years or more.

Field / Project	Undeveloped Proved Reserves for Five Years or More (MMB)	Proved Reserves of the Field/Project (MMB)		Primary Reasons for Reserves Remaining Undeveloped for Five years or More
		Developed	Undeveloped
Shengli	2	2,009	114	Offshore platforms construction
Zhongyuan	-	124	33	-
Xibei	-	173	132	-
Henan	-	72	1	-
Jiangsu	-	89	3	-
Others	18	46	24	Delay in obtaining relevant approvals
Total	20	2,513	307

As of December 31, 2009, the Company’s total volume of proved undeveloped reserves of natural gas which have remained undeveloped for five years or more were approximately 328 billion cubic feet, and they were assigned to certain projects of the Company’s Shanghai production bureau. In the disclosure of the Company’s oil and natural gas reserves in the Company’s Form 20-F for the fiscal year ended December 31, 2009, Shanghai production bureau was categorized into “others.”  The primary reason for such reserves remaining undeveloped for five years or more was the delay in obtaining relevant approvals.  As of December 31, 2009, the Company’s total proved developed reserves of natural gas were 1,727 billion cubic feet and its total proved undeveloped reserves of natural gas were 5,012 billion cubic feet.

2.
Please revise your table setting forth your number of productive wells to include the gross number of wells in addition to the net number of wells already included in the table.  Also disclose the total gross and net developed acreage by geographic area.  Refer to Item 1208(a) of Regulation S-K.

The Company submits that, as of December 31, 2009, all of the Company’s productive wells were wholly owned by the Company. Therefore, there was no difference between the gross number of wells and net number of wells.  For the same reason, there was no difference between the total gross and the net developed acreage.  As of December 31, 2009, the Company had total gross and net developed acreage of 5,684 square kilometers, which were all located in China.

In its future filings, the Company will clarify, as appropriate, the gross and the net number of wells and the gross and the net developed acreage by geographic areas as required by Item 1208(a) of Regulation S-K.

3.
We note Mr. Wang Tainpu’s statement in your Fiscal Year 2009 Investor Luncheon held on March 28, 2010 that during fiscal year 2009 you “…refined the management and internal control system to shape a management model unique to Sinopec in compliance with the corporate development strategy.”  Please tell us whether the changes to your internal control system materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 15(d) of Form 20-F.

The Company submits that the internal control system mentioned in Mr. Wang’s statement refers to a broad scope of policies and measures relating to many aspects of the Company’s operations, management and corporate governance.  Several PRC governmental agencies, including Ministry of Finance, China Securities Regulatory Commission, National Audit Office, China Banking Regulatory Commission and China Insurance Regulatory Commission, jointly promulgated an Internal Control Basic Guidelines (the “Basic Guidelines”) in May 2008 to encourage Chinese companies to adopt comprehensive internal control systems to govern their strategic planning, operations, accounting, assets safety and compliance. Internal control over financial reporting is one important component of such system.

The changes in the Company’s internal control system mentioned in Mr. Wang’s statement mainly refer to the Company’s voluntary expansion of the scope of its internal control system in accordance with the Basic Guidelines.  The Company confirms that, as disclosed under Item 15 of the Form 20-F for the fiscal year ended December 31, 2009, there had been no changes in its internal control system that had been materially affected, or were reasonably likely to materially affect, its internal control over financial reporting.

4.
We note your disclosure indicating that you changed your accounting policy to measure your property, plant and equipment under the cost method.  In addition, we note the retrospective application of this change in accounting policy essentially had no impact on your financial condition and results of operations for the financial statement periods you have presented.

Please tell us how often you revalued your property plant and equipment under your prior accounting policy and submit a schedule showing the dates and results of all revaluations conducted in prior periods.

Since you do not appear to have recorded any material revaluations, tell us how you concluded that this change in accounting policy would result in more reliable and relevant information to the users of your financial statements.

The Company submits that, under its former accounting policy, the Company’s property, plant and equipment (“PP&E”) were revalued by independent valuers every five years, unless the item of PP&E had experienced significant and volatile changes in fair value.  The following sets forth the dates and results of all revaluations of PP&E conducted prior to 2009.

1999 Revaluation. As required by the relevant People’s Republic of China (“PRC”) rules and regulations governing the Company’s initial public offering on the Hong Kong Stock Exchange and New York Stock Exchange, the PP&E as of September 30, 1999 were valued by certain independent valuers registered in the PRC (“1999 revaluation”).  Based on 1999 revaluation, there was a net revaluation surplus of RMB 36,286 million.

2004 Revaluation. Subsequent to 1999 revaluation, the PP&E as of December 31, 2004 were valued by certain independent valuers registered in the PRC (“2004 revaluation”).  Based on 2004 revaluation, there was a net revaluation deficit of RMB 3,391 million.

For years between the two revaluations stated above, the Company assessed whether the PP&E had indications of significant and volatile changes in fair value. Based on these assessments, the Company concluded that the carrying amounts of the PP&E did not differ materially from their fair values.

The Company submits that although the change in the measurement of the PP&E from the revaluation model to the historical cost model had no effect on the Company’s reported profit or loss (as the net revaluation surplus had been fully depreciated in prior years), such change, may impact its results in future periods.  The Company also believes that its updated accounting policy will aid investors when comparing the Company’s financial information with that of its peers because such financial information now conforms to other companies in the oil and gas and petrochemical industry.  Generally, oil and gas and petrochemical companies in the world, including those that are listed in the United States, account for PP&E on a historical costs basis and do not revalue PP&E to fair value. As such, after further consideration, the Company believes the application of a revaluation model would not provide the users of the financial statements with more reliable and relevant information to compare and understand financial and other related data relating to the Company’s PP&E with its industry peers.

5.
We note your disclosure on page F-14 stating that you account for investments in associates and jointly controlled entities using the equity method.  Please disclose the information required by FASB ASC 932-235-50 separately for equity method investees or add disclosure clarifying that you have not combined equity method detail with your consolidated information if true.

The Company submits that the Company has one equity method investee that is involved in exploration and production of crude oil and natural gas. This investee is 30% owned by the Company and is insignificant to the Company. Accordingly, the information required by FASB ASC 932-235-50 for this equity method investee was not disclosed.

In response to the Staff’s comment, in future filings, the Company intends to clarify the disclosures to indicate that the Company has not combined any information of its equity method associates and jointly controlled entities with the consolidated information.  Disclosures will be substantially in the form as set forth below:

“Tables I to VI of supplemental information on oil and gas exploration and producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas exploration and producing activities of the equity method investee of the Group are insignificant and have not been combined with the information included herein.”

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +8610-5996-0028 if you have any questions.  Please fax all your future correspondences to +8610-5996-0386.  Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

/s/ Chen Ge _
Chen Ge
Secretary to the Board of Directors